

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

<u>Via E-Mail</u>
Charles M. Sledge
Senior Vice President
and Chief Financial Officer
Cameron International Corporation
1333 West Loop South
Suite 1700
Houston, Texas 77027

Re: Cameron International Corporation
Form 10-K for Fiscal Year Ended
December 31, 2011
Filed February 28, 2012
File No. 001-13884

Dear Mr. Sledge:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief